Consent of Expert

August 28, 2012

FILED VIA SEDAR

TO:	All Applicable Securities and Regulatory Authorities

AND TO:	Augusta Resource Corporation

Dear Sirs/Mesdames:

Re:	Augusta Resource Corporation (the “Company”) – Technical Report entitled “NI
43-101 Technical Report for the Rosemont Copper Project Updated Feasibility
Study, Pima County, Arizona” dated August 28, 2012 (the “Report”)

The undersigned hereby consents to the filing of the Report with the securities regulatory authorities referred to above. The undersigned confirms that the undersigned has read the news release of the Company dated July 24, 2012 (the “News Release”) and the Material Change Report (the “MCR”) dated July 30, 2012 filed with the securities regulatory authorities referred to above, and confirms that the News Release and the MCR fairly and accurately represents the information in the Report prepared by the undersigned that supports the disclosure in the News Release and the MCR.

Yours truly,

Robert H. Fong, P.Eng.
Principal Mining Engineer
Moose Mountain Technical Services
1975 1st Avenue S
Cranbrook, BC, Canada
V1C-6Y3